Exhibit 99.12

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors

Paramount Energy Operating Corp., as Administrator of

Paramount Energy Trust

We hereby consent to the reference to us in the registration statement on Form 40-F of Paramount Energy Trust and to the incorporation by reference therein of our reports dated February 9, 2010.

McDaniel & Associates Consultants Ltd.

/s/ P. A. Welch
P. A. Welch, P. Eng.
President & Managing Director

March 9, 2010

Calgary, Alberta

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB   T2P 3G6    Tel: (403) 262-5506    Fax: (403) 233-2744    www.mcdan.com